                                                                    EXHIBIT 99.2

                                                               November 18, 1996

                          $275.00 PER UNIT CASH OFFER
                             TO ALL UNITHOLDERS OF
                           CONNECTICUT GENERAL EQUITY
                       PROPERTIES - I LIMITED PARTNERSHIP

Dear Unitholder:

     Enclosed for your immediate consideration is an OFFER TO PURCHASE up to 15,695 Units of Connecticut General Equity Properties - I Limited Partnership (the "Partnership") FOR A CASH PRICE OF $275.00 per Unit, without interest, less the amount of Distributions (as defined in the Offer to Purchase) per Unit made by the Partnership after the distribution from operations for the third quarter of 1996 until the date on which the tendered Units are purchased, less any Partnership transfer fees. THE OFFER EXCEEDS BY OVER 25% THE AVERAGE OF RECENTLY REPORTED SALES OF UNITS THROUGH BROKERS OR OTHER INTERMEDIARIES, AFTER REDUCTION FOR TYPICAL SELLER PAID COMMISSIONS (SEE THE SECTION ENTITLED "DETERMINATION OF PURCHASE PRICE" IN THE ENCLOSED OFFER TO PURCHASE). The Offer is not subject to brokerage commissions.

     WE URGE YOU TO CONSIDER THE FOLLOWING POINTS AS DISCUSSED IN GREATER DETAIL IN THE OFFER TO PURCHASE:

     - THE PARTNERSHIP'S PUBLICLY FILED DOCUMENTS STATE THAT THERE IS NO ESTABLISHED PUBLIC TRADING MARKET FOR the Units and that the General Partner will not redeem or repurchase the Units. Consequently, the Offer presents an opportunity to dispose of Units for cash that might not be available otherwise.

     - THE GENERAL PARTNER HAS NOT ANNOUNCED ANY SPECIFIC PLANS FOR LIQUIDATING THE PARTNERSHIP.

     - THE OFFER ALLOWS UNITHOLDERS TO DISPOSE OF THEIR UNITS WITHOUT INCURRING THE SALES COMMISSIONS (approximately 10%) typically associated with transfers of Units arranged through brokers or other intermediaries.

     - THE OFFER IS AN IMMEDIATE OPPORTUNITY FOR UNITHOLDERS TO LIQUIDATE THEIR INVESTMENTS IN THE Partnership, subject to proration, if necessary.

     - THE UNITHOLDERS WHO ACCEPT THE OFFER WILL LIKELY RECEIVE NO FURTHER PARTNERSHIP K-1S AFTER THE 1996 K-1.

     We urge you to read carefully the Offer to Purchase for a full disclosure of information pertinent to this Offer.

     FOR ANSWERS TO ANY QUESTIONS YOU MIGHT HAVE REGARDING THESE MATERIALS OR OUR OFFER, OR ASSISTANCE IN THE PROCEDURES FOR ACCEPTING OUR OFFER AND TENDERING YOUR UNITS, PLEASE CONTACT OUR INFORMATION AGENT, D.F. KING & CO., INC. AT (800) 431-9629.

                                          SINCERELY,

                                          EVEREST REALTY INVESTORS, LLC

                           OFFER TO PURCHASE FOR CASH
                             UP TO 15,695 UNITS OF

                           CONNECTICUT GENERAL EQUITY
                                 PROPERTIES - I
                              LIMITED PARTNERSHIP
                                      FOR
                                 $275 PER UNIT
                                       BY

                         EVEREST REALTY INVESTORS, LLC

        THE OFFER, WITHDRAWAL RIGHTS AND PRORATION PERIOD WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME ON TUESDAY, DECEMBER 17, 1996
                         UNLESS THE OFFER IS EXTENDED.

     Everest Realty Investors, LLC, a California limited liability company (the "Purchaser") is offering to purchase up to 15,695 units of interest ("Units") in Connecticut General Equity Properties - I Limited Partnership, a Connecticut limited partnership (the "Partnership"), at a net cash price of $275 per Unit (the "Purchase Price"), less the amount of Distributions (as defined below) per Unit, if any, made by the Partnership after the distribution from operations for the third quarter of 1996, and before the date on which the Purchaser purchases the Units tendered pursuant to the Offer (as defined below) and any transfer fees imposed by the Partnership for each transfer. The Offer is subject to certain terms and conditions. This Offer is upon the terms set forth in this Offer to Purchase (the "Offer to Purchase") and in the related Agreement of Transfer and Letter of Transmittal (the "Letter of Transmittal"), as each may be supplemented or amended from time to time. The Offer to Purchase and the Letter of Transmittal constitute the "Offer." The Offer is not conditioned upon financing.
                            ------------------------

           For More Information or for Further Assistance Please Call
                       or Contact the Information Agent:

                             D.F. KING & CO., INC.
                                77 WATER STREET
                            NEW YORK, NEW YORK 10005
                                 (212) 269-5550
                           (800) 431-9629 (TOLL FREE)

November 18, 1996

                               TABLE OF CONTENTS

                                                                                          PAGE
                                                                                          ----
INTRODUCTION............................................................................    1
     PURPOSE OF THE OFFER
DETAILS OF THE OFFER....................................................................    2
     1.  TERMS OF THE OFFER; EXPIRATION DATE............................................    2
     2.  ACCEPTANCE FOR PAYMENT AND PAYMENT OF PURCHASE PRICE...........................    2
     3.  PROCEDURE TO ACCEPT THE OFFER..................................................    3
     4.  DETERMINATION OF VALIDITY; REJECTION OF UNITS; WAIVER OF DEFECTS; NO OBLIGATION
         TO GIVE NOTICE OF DEFECTS......................................................    3
     5.  WITHDRAWAL RIGHTS..............................................................    4
     6.  EXTENSION OF TENDER PERIOD; TERMINATION; AMENDMENT.............................    4
     7.  CONDITIONS OF THE OFFER........................................................    5
     8.  BACKUP FEDERAL INCOME TAX WITHHOLDING..........................................    6
     9.  FIRPTA WITHHOLDING.............................................................    6
CERTAIN INFORMATION CONCERNING THE PARTNERSHIP..........................................    6
     GENERAL
     DESCRIPTION OF THE PROPERTIES
     OUTSTANDING UNITS
     SELECTED FINANCIAL AND PROPERTY RELATED DATA
     PRIOR ACQUISITIONS OF UNITS AND PRIOR CONTACTS
DETERMINATION OF PURCHASE PRICE.........................................................    7
     TRADING HISTORY OF THE UNITS
     NET ASSET VALUE
     HOLDING PERIODS OF PROPERTIES; ALTERNATIVES
CERTAIN INFORMATION CONCERNING THE PURCHASER............................................    8
     THE PURCHASER
     GENERAL
     SOURCE OF FUNDS
FUTURE PLANS OF THE PURCHASER...........................................................    9
EFFECTS OF THE OFFER....................................................................    9
     LIMITATIONS ON RESALES
     INFLUENCE ON UNITHOLDER VOTING DECISIONS BY THE PURCHASER
CERTAIN FEDERAL INCOME TAX MATTERS......................................................   10
CERTAIN LEGAL MATTERS...................................................................   11
     GENERAL
     STATE TAKEOVER STATUTES
     FEES AND EXPENSES
     MISCELLANEOUS
SCHEDULE I DIRECTORS AND EXECUTIVE OFFICERS OF THE PURCHASER............................   13
Appendix A

                                  INTRODUCTION

     The Purchaser hereby offers to purchase up to 15,695 Units in the Partnership at a cash purchase price of $275 per Unit less the amount of Distributions per Unit, if any, made by the Partnership after the distribution from operations for the third quarter of 1996, until the date on which the Purchaser purchases the Units tendered pursuant to the Offer and any transfer fees imposed by the Partnership for each transfer.

     PURPOSE OF THE OFFER. The purpose of the Offer is for the Purchaser to acquire a substantial equity interest in the Partnership primarily for investment.

     In considering the Offer, holders of Units ("Unitholders") may wish to consider the following:

     - The Partnership's publicly filed documents state that there is no established public trading market for the Units and that the General Partner will not redeem or repurchase the Units. The Partnership has also announced a policy of not permitting transfers that might cause the Partnership to be treated as a "publicly traded partnership." Consequently, the Offer presents an opportunity to dispose of Units for cash that might not be available otherwise.

     - The General Partner has not announced any specific plans for liquidating the Partnership.

     - The Purchaser is making the Offer with a view to making a profit for itself. Accordingly, there is a conflict between the desire of the Purchaser to purchase Units at a low price and the desire of the Unitholders to sell their Units at a high price.

     - The Offer allows Unitholders to dispose of their Units without incurring the sales commissions (approximately 10%) typically associated with transfers of Units arranged through brokers or other intermediaries.

     - If the Purchaser becomes the registered owner of sufficient Units, the Purchaser may be able to significantly influence voting decisions with respect to the Partnership.

     - The Offer is an immediate opportunity for Unitholders to liquidate their investments in the Partnership, but Unitholders who tender their Units will be giving up the opportunity to participate in any potential future benefits from ownership of Units.

     - Unitholders who accept the Offer will likely receive no further Partnership K-1's after the 1996 K-1.

     Each Unitholder must make its own decision, based on the Unitholder's particular circumstances, whether to tender Units and, if so, how many Units to tender. Unitholders should consult with their respective advisors about the financial, tax, legal and other implications of accepting the Offer.

                              DETAILS OF THE OFFER

     1. Terms of the Offer; Expiration Date; Proration. On the terms and subject to the conditions of the Offer, the Purchaser will accept and purchase up to 15,695 Units that are validly tendered in accordance with the procedures set forth in Section 3 on or prior to the Expiration Date and not withdrawn in accordance with the procedures set forth in Section 5. For purposes of the Offer, the term "Expiration Date" means 12:00 Midnight, New York City time on Tuesday, December 17, 1996, unless the Purchaser in its sole discretion extends the period of time during which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date at which the Offer, as extended by the Purchaser, shall expire.

     If, prior to the Expiration Date, the Purchaser increases the Purchase Price offered to the Unitholders pursuant to the Offer, the increased Purchase Price will be paid for all Units accepted for payment pursuant to the Offer, whether or not the Units were tendered prior to the increase in consideration.

     If more than 15,695 Units are validly tendered in accordance with the procedures specified in Section 3 and not properly withdrawn in accordance with the procedures specified in Section 5 on or prior to the Expiration Date, (or if the number of units tendered would be in excess of the number that can be transferred without imposing limitations on resales), the Purchaser will, upon the terms and subject to the conditions of the Offer, take into account the number of Units so tendered, accept for payment and pay for an aggregate of 15,695 Units (or, if less, the maximum number which can be transferred without imposing limitations on resales), pro rata, according to the number of Units validly tendered by each Unitholder and not properly withdrawn on or prior to the Expiration Date, with appropriate adjustments to avoid purchases of fractional Units, and purchases that would cause a Unitholder to sell fewer than 2 Units if the Unitholder is an individual retirement account ("IRA") or 3 Units if the Unitholder is not an IRA and that would cause a Unitholder who sells fewer than all of its Units to continue to hold fewer than 2 Units if the Unitholder is an IRA or fewer than 3 Units if the Unitholder is not an IRA. If the number of Units validly tendered and not properly withdrawn on or prior to the Expiration Date is less than or equal to 15,695 Units, (or, if less, the maximum number which can be transferred without imposing limitations on resales), the Purchaser will purchase all Units so tendered and not withdrawn, upon the terms and subject to the conditions of the Offer.

     If proration of tendered Units is required, the Purchaser may not be able to announce the final results of the proration until at least approximately seven business days after the Expiration Date because of the difficulty of determining the proration results. The Purchaser does not intend to pay for any Units accepted for payment pursuant to the Offer until the final proration or other adjustment results are known.

     If on or prior to the Expiration Date any or all of the conditions have not been satisfied or waived, the Purchaser reserves the right to: (i) decline to purchase any of the Units tendered, terminate the Offer and return all tendered Units, (ii) waive the unsatisfied conditions and, subject to complying with applicable rules and regulations of the Securities and Exchange Commission (the "Commission"), purchase all Units validly tendered, (iii) extend the Offer and, subject to the right of Unitholders to withdraw Units until the Expiration Date, retain the Units that have been tendered during the period or periods for which the Offer is extended, and (iv) amend the Offer.

     2. Acceptance for Payment and Payment of Purchase Price. On the terms and subject to the conditions of the Offer, the Purchaser will purchase and will pay for up to 15,695 Units validly tendered in accordance with the procedures set forth in Section 3 and not withdrawn in accordance with the procedures specified in Section 5, as promptly as practicable following the Expiration Date. For Units whose registered owner is an IRA, payment will be made to the custodian of such account. In all cases, payment for Units purchased pursuant to the Offer will be made only after timely receipt by the Depositary of: (i) a properly completed and duly executed and acknowledged Letter of Transmittal (or facsimile thereof) and (ii) any other documents required in accordance with the Letter of Transmittal.

     UNDER NO CIRCUMSTANCE WILL INTEREST ON THE PURCHASE PRICE BE PAID, REGARDLESS OF ANY EXTENSION OF THE OFFER OR ANY DELAY IN MAKING SUCH PAYMENT.

     If any tendered Units are not purchased for any reason (other than proration adjustments), the original Letter of Transmittal with respect to the Units may be destroyed by the Depositary (in accordance with its customary practice). If for any reason acceptance of payment of, or payment for, any Units tendered pursuant to the Offer is delayed or the Purchaser is unable to accept for payment, purchase or pay for Units tendered, then, without prejudice to the Purchaser's rights under Section 4, the Depositary may, nevertheless, on behalf of the Purchaser, retain documents concerning tendered Units, and those Units may not be withdrawn except to the extent that the tendering Unitholders are entitled to withdrawal rights as described in Section 5; subject, however, to the Purchaser's obligation under Rule 14e-1(c) under the Exchange Act to pay Unitholders the Purchase Price in respect of Units tendered or return documents, if any, representing those Units promptly after termination or withdrawal of the Offer.

     3. Procedure to Accept the Offer. For Units to be validly tendered pursuant to the Offer the Depositary must receive, at one of its addresses listed on the back page of this Offer to Purchase on or prior to the Expiration Date, a properly completed and duly executed Letter of Transmittal, together with all documents required by the Letter of Transmittal.

     A Unitholder may tender any or all of the Units owned by that Unitholder; provided, however, that to comply with the Partnership's Partnership Agreement (the "Partnership Agreement") the Unitholder must tender at least three Units (two Units for IRA's) and if the Unitholder desires to tender less than all of its Units and (a) if the Unitholder is an IRA, then the Unitholder must retain at least two Units, or (b) if the Unitholder is not an IRA, then the Unitholder must retain at least three Units.

     The method of delivery of the Letter of Transmittal, and all other required documents is at the option and risk of the tendering Unitholder, and delivery will be deemed made only when actually received by the Depositary. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to assure timely delivery.

     By executing and delivering a Letter of Transmittal, a tendering Unitholder irrevocably appoints the Purchaser and its officers, and each of them or any other designee of the Purchaser, the attorneys-in-fact and proxies of the Unitholders, in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of the Unitholder's rights with respect to the Units tendered by the Unitholder and accepted for payment by the Purchaser (and with respect to any and all distributions, other Units, rights or other securities issued or issuable in respect thereof; collectively, "Distributions"), including without limitation the right to direct any IRA custodian, trustee or other record owner to execute and deliver the Letter of Transmittal and to complete the transfer contemplated thereby. All such proxies will be considered coupled with an interest in the tendered Units, are irrevocable and are granted in consideration of, and are effective upon, the acceptance for payment of the Units by the Purchaser in accordance with the terms of the Offer. Upon acceptance for payment, all prior powers of attorney and proxies given by the Unitholder with respect to the Units and Distributions will, without further action, be revoked, and no subsequent powers of attorney or proxies may be given (and, if given, will be without force or effect). The designees of the Purchaser will, with respect to the Units for which the appointment is effective, be empowered to exercise all voting and other rights of the Unitholder as they in their sole discretion may deem proper at any meeting of the Partnership or any adjournment or postponement thereof. In order for Units to be deemed validly tendered, immediately upon the Purchaser's acceptance for payment of the Units, the Purchaser or its designee must be able to exercise full voting rights with respect to the Units, including voting at any meeting of the Partnership's Limited Partners.

     By executing and delivering a Letter of Transmittal, a tendering Unitholder irrevocably assigns to the Purchaser and its assigns all of the right, title and interest of the Unitholder in and to any and all Distributions made by the Partnership after the date of acceptance with respect to Units accepted for payment and thereby purchased by the Purchaser.

     4. Determination of Validity; Rejection of Units; Waiver of Defects; No Obligation to Give Notice of Defects. All questions about the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Units pursuant to the Offer will be determined by the Purchaser, in its sole discretion, which determination will be final and binding. The Purchaser reserves the absolute right to reject any or all tenders of any particular Units determined by it not to be in proper form or if the acceptance of or payment for those Units may, in the opinion of Purchaser's counsel, be unlawful. The Purchaser also reserves the absolute right to waive or amend any of the conditions of the Offer that it is legally permitted to waive and to waive any defect in any tender with respect to any particular Units. The Purchaser's interpretation of the terms and conditions of the Offer (including the Letter of Transmittal) will be final and binding. No tender of Units will be deemed to have been validly made until all defects have been cured or waived. Neither the Purchaser, the Information Agent, the Depositary nor any other person will be under any duty to give notification of any defects in the tender of any Units or will incur any liability for failure to give any such notification.

     A tender of Units pursuant to the procedure described above and the acceptance for payment of such Units will constitute a binding agreement between the tendering Unitholder and the Purchaser on the terms set forth in the Offer.

     For purposes of the Offer, the Purchaser will be deemed to have accepted for payment pursuant to this Offer, and thereby purchased, validly tendered Units if, as and when the Purchaser gives written notice to the Depositary of the Purchaser's acceptance of those Units for payment pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Units accepted for payment pursuant to the Offer will be made by deposit of the Purchase Price therefor with the Depositary, which will act as agent for tendering Unitholders for the purpose of receiving payments from the Purchaser and transmitting those payments to Unitholders whose Units have been accepted for payment.

     5. Withdrawal Rights. Tenders of Units made pursuant to the Offer are irrevocable, except that Units tendered pursuant to the Offer may be withdrawn at any time on or prior to the Expiration Date and, unless already accepted for payment by the Purchaser pursuant to the Offer, may also be withdrawn at any time after January 17, 1997. If purchase of, or payment for, Units is delayed for any reason, including extension by the Purchaser of the Expiration Date, or if the Purchaser is unable to purchase or pay for Units for any reason (for example, because of proration adjustments) then, without prejudice to the Purchaser's rights under the Offer, tendered Units may be retained by the Depositary and may not be withdrawn, except to the extent that tendering Unitholders are entitled to withdrawal rights as set forth in this Section 5; subject, however, to the Purchaser's obligation, pursuant to Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to pay Unitholders the Purchase Price in respect of Units tendered promptly after termination or withdrawal of the Offer.

     For withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses listed on the back cover of this Offer to Purchase. Any notice of withdrawal must specify the name of the person(s) who tendered the Units to be withdrawn and must be signed by the person(s) who signed the Letter of Transmittal in the same manner as the Letter of Transmittal was signed. Any Units properly withdrawn will be deemed not validly tendered for purposes of the Offer. Withdrawn Units may be re-tendered, however, by following the procedures described in Section 3 at any time prior to the Expiration Date.

     All questions about the validity and form (including time of receipt) of notices of withdrawal will be determined by the Purchaser, in its sole discretion, which determination shall be final and binding. Neither the Purchaser, the Information Agent, the Depositary nor any other person will be under any duty to give notice of any defects in any notice of withdrawal or incur any liability for failure to give any such notice.

     6. Extension of Tender Period; Termination; Amendment. The Purchaser expressly reserves the right, in its sole discretion, at any time, (i) to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and the payment for, any Units, (ii) to terminate the Offer and not accept for payment any Units not already accepted for payment, (iii) upon the occurrence of any of the conditions specified in Section 7, to delay the acceptance for payment of, or payment for, any Units not already accepted for payment or paid for, and (iv) to amend the Offer in any respect (including, without limitation, by increasing the consideration offered, increasing or decreasing the number of Units being sought, or both). Notice of any such extension, termination or amendment will promptly be disseminated to Unitholders in a manner reasonably designed to inform Unitholders of such change in compliance with Rule 14d-4(c) under the Exchange Act. In the case of an extension of the Offer, the extension will be followed by a press release or public announcement which will be issued no later than 9:00 a.m. New York City time, on the next business day after the scheduled Expiration Date, in accordance with Rule 14e-1(d) under the Exchange Act. If the Purchaser makes a material change in the terms of the Offer or the information concerning the Offer or waives a material condition of the Offer, the Purchaser will extend the Offer and disseminate additional tender offer materials to the extent required by Rules 14d-4(c) and 14d-6(d) under the Exchange Act.

     7. Conditions of the Offer. Notwithstanding any other term of the Offer, the Purchaser will not be required to accept for payment or to pay for any Units tendered if all authorizations, consents, orders of, or filings with, or expirations of waiting periods imposed by, any court, administrative agency or other governmental authority necessary for the consummation of the transactions contemplated by the Offer shall not have occurred or been filed, or obtained. Furthermore, notwithstanding any other term of the Offer and in addition to the Purchaser's right to withdraw the Offer at any time before the Expiration Date, the Purchaser will not be required to accept for payment or pay for any Units, or may delay the acceptance for payment of the Units tendered if, at any time on or after the date of the Offer and before the acceptance of such Units for payment or the payment therefor, any of the following conditions exists:

          (a) a preliminary or permanent injunction or other order of any federal or state court, government or governmental agency shall have been issued and shall remain in effect which: (i) makes illegal, delays or otherwise directly or indirectly restrains or prohibits the making of the Offer or the acceptance for payment, purchase of or payment for any Units by the Purchaser, (ii) imposes or confirms limitations on the ability of the Purchaser effectively to exercise full rights of both legal and beneficial ownership of the Units, (iii) requires divestiture by the Purchaser of any Units, (iv) causes any material diminution of the benefits to be derived by the Purchaser as a result of the transactions contemplated by the Offer, (v) might materially adversely affect the business, properties, assets, liabilities, financial condition, operations, results of operations or prospects of the Purchaser, or the Partnership, or (vi) seeks to impose any material condition to the Offer unacceptable to the Purchaser;

          (b) there shall be any action taken, or any statute, rule, regulation or order proposed, enacted, enforced, promulgated, issued or deemed applicable to the Offer by any federal or state court, government or governmental authority or agency which might, directly or indirectly, result in any of the consequences referred to in clauses (i) through (vi) of paragraph (a) above;

          (c) any change or development shall have occurred or been threatened or disclosed in the business, properties, assets, liabilities, financial condition, operations, results of operations or prospects of the Partnership, which is or may be materially adverse to the Partnership, or there shall be any material lien not disclosed in the Partnership's financial statements, or the Purchaser shall have become aware of any fact that does or may have a material adverse effect on the value of the Units or the Properties;

          (d) the General Partner of the Partnership shall have failed or refused to take all other action that the Purchaser deems necessary, in the Purchaser's judgment, for the Purchaser to be the registered owner of the Units tendered and accepted for payment hereunder simultaneously with the consummation of the Offer or as soon thereafter as is permitted under the Partnership Agreement as in accordance with the Partnership Agreement and applicable law;

          (e) there shall have been threatened, instituted or pending any action or proceeding before any court or governmental agency or other regulatory or administrative agency or commission or by any other person, challenging the acquisition of any Units pursuant to the Offer or otherwise directly or indirectly relating to the Offer, or otherwise, in the sole judgment of the Purchaser, adversely affecting the Purchaser, the Partnership or the Properties or the value of the Units or the benefits expected to be derived by the Purchaser as a result of the transactions contemplated by the Offer;

          (f) the Partnership shall have (i) issued, or authorized or proposed the issuance of, any partnership interests of any class, or any securities convertible into, or rights, warrants or options to acquire, any such interests or other convertible securities, (ii) issued or authorized or proposed the issuance of any other securities, in respect of, in lieu of, or in substitution for, all or any of the presently outstanding Units, (iii) declared or paid any Distribution, other than in cash, on any of the Units, or (iv) the Partnership or the General Partner shall have authorized, proposed or announced its intention to propose any merger, consolidation or business combination transaction, acquisition of assets, disposition of assets or material change in its capitalization, or any comparable event not in the ordinary course of business; or

          (g) the General Partner shall have modified, or taken any step or steps to modify, in any way, the procedures or regulations applicable to the registration of Units or transfers of Units on the books and records of the Partnership or the admission of transferees of Units as registered owners and as Unitholders.

     The foregoing conditions are for the sole benefit of the Purchaser and may be (but need not be) asserted by the Purchaser regardless of the circumstances giving rise to such conditions or may be waived by the Purchaser in whole or in part at any time in its sole discretion. Any determination by the Purchaser concerning the events described above will be final and binding upon all parties.

     8. Backup Federal Income Tax Withholding. To prevent the possible application of backup federal income tax withholding of 31 percent with respect to payment of the Purchase Price, a tendering Unitholder must provide the Purchaser with the Unitholder's correct taxpayer identification number in the space provided in the Letter of Transmittal.

     9. FIRPTA Withholding. To prevent the withholding of federal income tax in an amount equal to ten percent of the amount of the Purchase Price plus Partnership liabilities allocable to each Unit purchased, the Letter of Transmittal includes FIRPTA representations certifying the Unitholder's taxpayer identification number and address and that the Unitholder is not a foreign person.

                 CERTAIN INFORMATION CONCERNING THE PARTNERSHIP

     Information contained in this section is based upon documents and reports publicly filed by the Partnership. Although the Purchaser has no information that any statements contained in this section are untrue, the Purchaser has not independently investigated the accuracy of statements, and takes no responsibility for the accuracy, inaccuracy, completeness or incompleteness of any of the information contained in this section or for the failure by the Partnership to disclose events which may have occurred and may affect the significance or accuracy of any such information.

     General. The Partnership was formed on November 14, 1983 under the laws of the State of Connecticut. Its principal executive offices are located at 900 Cottage Grove Road, South Building, Bloomfield, Connecticut 06002. The General Partner of the Partnership is Connecticut General Realty Resources,
Inc. -- Third, a Delaware corporation (the "General Partner"), which is an indirect wholly-owned subsidiary of CIGNA Corporation, a publicly held corporation whose stock is traded on the New York Stock Exchange.

     The Partnership was formed to invest in, hold and manage income-producing real estate. Under the Partnership Agreement, the term of the Partnership will continue until December 31, 2013 unless terminated earlier pursuant to the provisions of the Partnership Agreement.

     At June 30, 1996, the Partnership's investment portfolio consisted of its interest in the Properties. See Appendix A.

     The Partnership is subject to the information reporting requirements of the Exchange Act, and accordingly is required to file reports and other information with the Commission relating to its business, financial results and other matters. Such reports and other documents may be examined and copies may be obtained from the offices of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at 7 World Trade Center, New York, New York 10048. Copies should be available by mail upon payment of the Commission's customary charges by writing to the Commission's principal offices at 450 Fifth Street, N.W., Washington, D.C. 20549.

     Description of the Properties. The Properties consist of three commercial properties (including one owned through a joint venture) located in Missouri, Florida and Massachusetts. The Partnership acquired the properties for an aggregate purchase price of approximately $21,830,000. The Properties include:
Woodlands Plaza II, a three-story suburban office structure containing a net leasable area of approximately 71,927 square feet, is located on Lots 1, 2 and 3 of The Woodlands Business Park located in St. Louis, Missouri; Westford Corporate Center, an office and research and development building located in suburban Boston, Massachusetts; Lake Point I, II, III consists of four single-story office/service buildings and two single-story office/warehouse buildings containing a total of 135,008 square feet of gross leasable area, and is located within Lee Vista Center, a planned business park located in the southeast sector of Orlando, Florida. Westford Corporate Center is owned by Westford Office Venture, a joint venture partnership in which the Partnership owns a 26.08% equity interest. The remaining equity interest in the venture is held by CIGNA Income Realty - I Limited Partnership, an affiliated limited partnership.

     Attached hereto as Appendix A are excerpts from the Partnership's 1995 Form 10-K for its fiscal year ended December 31, 1995 filed with the Commission (the "1995 Form 10-K") more particularly describing the Properties.

     Outstanding Units. According to the Partnership's 1995 Form 10-K there were 39,236.25 Units issued and outstanding, held by approximately 3,858 Unitholders, as of December 31, 1995.

     Selected Financial and Property Related Data. Attached as Appendix A is a summary of certain financial and statistical information with respect to the Partnership and the Properties, all of which has been copied from the Partnership's 1995 Form 10-K and from the Partnership's Form 10-Q for the quarter ended June 30, 1996. More comprehensive financial and other information is included in such reports and other documents filed by the Partnership with the Commission and Appendix A is qualified in its entirety by reference to such reports and other documents and all the financial information and related notes contained therein.

     Prior Acquisitions of Units and Prior Contacts. On May 28, 1996, Everest Investors 3, LLC ("Everest 3"), an affiliate of Purchaser, commenced an offer to purchase up to 4.9% of the outstanding Units of the Partnership for a purchase price of $160 per Unit, less any distributions made by the Partnership after April 30, 1996. Pursuant to such offer, Everest 3 received tenders for 784.8 Units (2%) of the Partnership. Everest 3 submitted to the General Partner of the Partnership Agreements of Transfer to effect the acquisition of such 784.8 Units. The General Partner initially refused to process the submitted transfers on the grounds that Everest 3 had not supplied a fully executed Partnership transfer form. Everest 3 disputed the necessity of providing such form and on November 7, 1996 entered into an agreement with the General Partner and the Partnership's transfer agent pursuant to which (i) the General Partner agreed to accept Everest 3's Agreement of Transfer (which is substantially the same as the Letter of Transmittal), (ii) Everest 3 would be recognized as a substitute limited partner for 143.5 Units effective as of October 1, 1996 and for 641.3 Units effective as of November 1, 1996, and (iii) Everest 3 would indemnify the Partnership, the General Partner and their affiliates, pay the Partnership's transfer fee and jointly request with the General Partner that certain tendering limited partners execute and deliver such Partnership transfer form. Except as set forth above, neither the Purchaser nor its affiliates are party to any past, present or proposed material contracts, arrangements, understandings, relationships, or negotiations with the Partnership or the General Partner.

                        DETERMINATION OF PURCHASE PRICE

     In establishing the Purchase Price, the Purchaser reviewed certain publicly available information including among other things: (i) the Partnership Agreement; (ii) the 1995 Form 10-K and the Partnership's Form 10-Q for the quarter ended June 30, 1996. Based on that information, the Purchaser considered several factors, some of which are discussed below.

     Trading History of the Units. Secondary market sales activity for the Units, including privately negotiated sales, has been limited and sporadic. The 1995 Form 10-K states that "[t]here is no established public trading market for Units." At present, privately negotiated sales and sales through intermediaries (such as through the trading system operated by Chicago Partnership Board, Inc., which publishes sell offers by holders of Units) are the only means available to a Unitholder to liquidate an investment in Units (other than the Offer) because the Units are not listed or traded on any exchange or quoted on any NASDAQ list or system.

     According to Partnership Spectrum, an independent third party source, the high and low sales price per Unit for the twelve-month period ending on or about August 31, 1996 were $246 and $190, respectively. Sales may be conducted which are not reported in the Partnership Spectrum and the prices of sales through other channels may differ from those reported by the Partnership Spectrum. The reported gross sales prices may not reflect the net sales proceeds received by sellers of Units, which typically are reduced by commissions (approximately 10%) and other secondary market transaction costs. Purchaser does not know whether the information provided by the Partnership Spectrum is accurate or complete.

     Net Asset Value. Based on the values described in the Partnership's report on Form 10-Q for the period ended June 30, 1996, the Purchaser calculated a net asset value for the Partnership, as of June 30, 1996, of $360 per Unit (before deducting costs of sale of the Properties and liquidations of the Partnership). Since this estimate is based only on the Partnership's published data, the Purchaser does not know if a current appraisal would produce a higher or a lower value for the Partnership's assets. According to the Chicago Partnership Board, the General Partner estimates the net asset value per Unit is $367. The Purchaser is offering to purchase Units, which are a relatively illiquid investment, and is not offering to purchase the Partnership's underlying assets. Consequently, the Purchaser believes that the value of the Units, representing a fractional interest in the Partnership, is less than the underlying asset value of the Partnership.

     Holding Periods of Properties; Alternatives. According to the 1995 Form 10-K, the expected holding period of each of the Properties was from nine to twelve years. The Partnership originally purchased five commercial properties (including Westford Corporate Center, owned through a joint venture), two of which have been sold. Currently, the remaining Properties have been held for more than ten years. The 1995 Form 10-K estimated that the sale of the remaining Properties and termination of the Partnership may occur in the next four to five years. Unitholders could, as an alternative to tendering their Units, take a variety of possible actions including voting to liquidate the Partnership, removing and replacing the General Partner, causing the Partnership to merge with another entity or engage in a "roll-up" or similar transaction.

                  CERTAIN INFORMATION CONCERNING THE PURCHASER

     The Purchaser. The Purchaser, a California limited liability company, was formed on September 18, 1996. The Purchaser has not engaged in any activities to date, other than those incidental to its organization, purchasing Units and making the Offer. The principal office of the Purchaser is 3280 E. Foothill Blvd., #320, Pasadena, CA 91107. The Purchaser is owned by Everest/TJ Partners, a California general partnership, and by AEW Partners II, a Delaware limited partnership. The manager of Purchaser is Everest Realty Management, LLC and it is the person which manages Purchaser's affairs. Everest/TJ Partners is owned fifty percent by Everest Partners, LLC, a California limited liability company and fifty percent by Thomas Jordan Capital Corporation, a California corporation. Everest Partners, LLC is the Managing General Partner of Everest/TJ Partners. The General Partner of AEW Partners II, L.P. is AEW II, L.P., a Delaware limited partnership; the General Partner of AEW II, L.P. is Partners II Holdings, L.P., a Delaware limited partnership; and the General Partner of Partners II Holdings, L.P. is AEW II Corporation, a Massachusetts corporation. For certain information concerning the directors and executive officers of Everest Realty Management, LLC, Everest Partners, LLC, and AEW II Corporation, see Schedule I to the Offer to Purchase.

     General.  Except as set forth above or elsewhere in this Offer to Purchase:
(i) the Purchaser does not beneficially own or have a right to acquire, and, to the best knowledge of the Purchaser, no associate or majority-owned subsidiary of any of the Purchaser or the persons listed in Schedule I hereto, beneficially owns or has a right to acquire any Units or any other equity securities of the Partnership; (ii) the Purchaser does not have, and, to the best knowledge of the Purchaser, neither the persons and entities referred to in clause (i) above nor any of their executive officers, directors or subsidiaries has, effected any transaction in the Units or any other equity securities of the Partnership during the past 60 days other than as stated in this Offer; (iii) the Purchaser does not have, and, to the best knowledge of the Purchaser, none of the persons listed in

Schedule I hereto has, any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Partnership, including, but not limited to, the transfer or voting thereof, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations; (iv) since December 31, 1992, there have been no transactions which would require reporting under the rules and regulations of the Commission between the Partnership or any of its affiliates and the Purchaser or any of its subsidiaries or, to the best knowledge of the Purchaser, any of their executive officers, directors or affiliates; and (v) since December 31, 1992, there have been no contacts, negotiations or transactions between the Purchaser or any of its subsidiaries or, to the best knowledge of the Purchaser, any of the persons listed in Schedule I hereto, on the one hand, and the Partnership or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, or a sale or other transfer of a material amount of assets of the Partnership.

     Source of Funds. Based on the Purchase Price of $275 per Unit, the Purchaser estimates that the total amount of funds necessary to purchase all Units sought by this Offer and to pay related fees and expenses, will be approximately $4,420,000. The Purchaser expects to obtain these funds by means of equity capital contributions from its members at the time the Units tendered pursuant to the Offer are accepted for payment. Such members will fund their capital contributions through existing cash and other financial assets and existing lines of credit, which in the aggregate are sufficient to provide the funds required in connection with the Offer without any additional borrowings.

                         FUTURE PLANS OF THE PURCHASER

     The Purchaser is seeking to acquire Units pursuant to the Offer to acquire a substantial equity interest in the Partnership, primarily for investment. Following the completion of the Offer, the Purchaser and persons related to or affiliated with the Purchaser may acquire additional Units. Any such acquisition may be made through private purchases, through one or more future tender or exchange offers or by any other means deemed advisable by the Purchaser in its sole discretion. Any such acquisition may be at a price higher or lower than the price to be paid for the Units purchased pursuant to the Offer, and may be for cash or other consideration. The Purchaser also may consider selling some or all of the Units it acquires pursuant to the Offer, either directly or by a sale of one or more interests in the Purchaser itself, depending among other things on liquidity, strategic, tax and other considerations.

     The Purchaser does not currently intend to change current management or the operation of the Partnership and does not have current plans for any extraordinary transaction involving the Partnership. However, these plans could change at any time in the future. If any transaction is effected by the Partnership and financial benefits accrue to the Unitholders, the Purchaser and its affiliates will participate in those benefits to the extent of their ownership of the Units.

     Except as set forth in this Offer to Purchase, the Purchaser has no present plans or proposals that would result in an extraordinary transaction, such as a merger, reorganization, liquidation, reallocation of operations or sale or transfer of assets involving the Partnership or any material changes in the Partnership's structure, business or composition of its management or personnel.

                              EFFECTS OF THE OFFER

     Limitations on Resales. The Partnership Agreement provides that no assignment of Units by a Unitholder may be made if the Units sought to be assigned, when added to the total of all other Units assigned within the period of 12 consecutive months prior to the proposed date of assignment would, in the opinion of counsel for the Partnership, result in the termination of the Partnership for federal income tax purposes (which termination may occur when 50% or more of the Units are transferred in a twelve-month period). This provision may limit sales of Units on the secondary market and in private transactions for the twelve-month period following completion of the Offer. Accordingly, the Partnership may not recognize any requests for recognition of a transferee Unitholder upon a transfer of Units during such twelve-month period if the General Partner believes the transfers would cause a tax termination of the Partnership.

     Influence on Unitholder Voting Decisions by the Purchaser. Under the Partnership Agreement, Unitholders holding a majority of the Units are entitled to take action with respect to a variety of matters, including removal of the General Partner, dissolution and termination of the Partnership, and approval of most types of amendments to the Partnership Agreement. If the Purchaser obtains all 15,695 Units sought, its influence on such actions will increase.

                       CERTAIN FEDERAL INCOME TAX MATTERS

     The following summary is a general discussion of certain of the federal income tax consequences of a sale of Units pursuant to the Offer. The summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), applicable Treasury regulations thereunder, administrative rulings, and judicial authority, all as of the date of the Offer. All of the foregoing are subject to change, and any such change could affect the continuing accuracy of this summary. This summary does not discuss all aspects of federal income taxation that may be relevant to a particular Unitholder in light of such Unitholder's specific circumstances, nor does it describe any aspect of state, local, foreign or other tax laws. Sales of Units pursuant to the Offer will be taxable transactions under applicable state, local, foreign and other tax laws. UNITHOLDERS SHOULD CONSULT THEIR RESPECTIVE TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO EACH SUCH UNITHOLDER OF SELLING UNITS PURSUANT TO THE OFFER.

     In general, a Unitholder will recognize gain or loss on a sale of Units pursuant to the Offer equal to the difference between (i) the Unitholder's "amount realized" on the sale and (ii) the Unitholder's adjusted tax basis in the Units sold. The amount of a Unitholder's adjusted tax basis in such Units will vary depending upon the Unitholder's particular circumstances. The "amount realized" with respect to a Unit will be a sum equal to the amount of cash received by the Unitholder for the Unit pursuant to the Offer (that is, the Purchase Price), plus the amount of the Partnership's liabilities allocable to the Unit (as determined under Code Section 752).

     The gain or loss recognized by a Unitholder on a sale of a Unit pursuant to the Offer generally will be treated as a capital gain or loss if the Unit was held by the Unitholder as a capital asset. That capital gain or loss will be treated as long-term capital gain or loss if the tendering Unitholder's holding period for the Unit exceeds one year. Under current law, long-term capital gains of individuals are taxed at a maximum marginal federal income tax rate of 28 percent, whereas the maximum marginal federal income tax rate for ordinary income of such persons is approximately 39.6 percent. Capital losses are deductible only to the extent of capital gains, except that individual taxpayers may deduct up to $3,000 of capital losses in excess of the amount of their capital gains against ordinary income. Excess capital losses generally can be carried forward to succeeding years (a corporation's carry-forward period is five years and an individual taxpayer can carry forward such losses indefinitely).

     A tendering Unitholder will be allocated a pro rata share of the Partnership's taxable income or loss for the year of the sale with respect to the Units sold in accordance with the provisions of the Partnership Agreement concerning transfers of Units. Such allocation and any cash distributed by the Partnership to the Unitholder for that year will affect the Unitholder's adjusted tax basis in Units and, therefore, the amount of such Unitholder's taxable gain or loss upon a sale of Units pursuant to the Offer.

     Under Code Section 469, individuals and certain types of corporations generally are able to deduct "passive activity losses" in any year only to the extent of the person's passive activity income for that year. Substantially all post-1986 losses of Unitholders from the Partnership are passive activity losses. Unitholders may have "suspended" passive activity losses from the Partnership (i.e., post-1986 net taxable losses in excess of statutorily permitted "phase-in" amounts and which have not been used to offset income from other passive activities).

     If a Unitholder sells less than all of its Units pursuant to the Offer, a loss recognized by that Unitholder can be currently deducted (subject to the other applicable limitations) to the extent of the Unitholder's passive income from the Partnership for that year plus any other passive activity income for that year, and a gain recognized by a Unitholder upon the sale of Units can be offset by the Unitholders' current or "suspended" passive activity losses (if any) from the Partnership and other sources. If, on the other hand, a Unitholder sells 100 percent of its Units pursuant to the Offer, any "suspended" losses and any losses recognized upon the sale of the Units will be offset first against any other net passive gain to the Unitholder from the sale of the Units and any other net passive activity income from other passive activity investments, and the balance of any "suspended" net losses from the Units will no longer be subject to the passive activity loss limitation and, therefore, will be deductible by such Unitholder from its other income (subject to any other applicable limitations). If more than 15,695 Units are tendered, some tendering Unitholders may not be able to sell 100 percent of their Units pursuant to the Offer because of proration of the number of Units to be purchased by the Purchaser.

     Unitholders (other than tax-exempt persons, corporations and certain foreign individuals) who tender Units may be subject to 31 percent backup withholding unless those Unitholders provide a taxpayer identification number ("TIN") and are certain that the TIN is correct or properly certify that they are awaiting a TIN. A Unitholder may avoid backup withholding by properly completing and signing the Substitute Form W-9 included as part of the Letter of Transmittal. If a Unitholder who is subject to backup withholding does not properly complete and sign the substitute Form W-9, the Purchaser will withhold 31 percent from payments to such Unitholder.

     A Unitholder who tenders Units must file an information statement with his federal income tax return for the year of the sale which provides the information specified in Treasury Regulation Section 1.751-1(a)(3). The selling Unitholder must also notify the Partnership of the date of the transfer and the names, addresses and tax identification numbers of the transferrors and transferee within 30 days of the date of the transfer (or, if earlier, January 15 of the following calendar year) (See IRS Form 8308).

                             CERTAIN LEGAL MATTERS

     General. Except as set forth in this Section, the Purchaser is not aware of any filings, approvals or other actions by any domestic or foreign governmental or administrative agency that would be required prior to the acquisition of Units by the Purchaser pursuant to the Offer. The Purchaser's obligation to purchase and pay for Units is subject to certain conditions, including conditions related to the legal matters discussed in this Section.

     State Takeover Statutes. The Partnership was formed under the laws of the State of Connecticut, which currently does not have any takeover statute applicable to limited partnerships. However, it is a condition to the Offer that no state or federal statute impose a material limitation on the Purchaser's right to vote the Units purchased pursuant to the Offer. If this condition is not met, Purchaser may terminate or amend the Offer.

     If any person seeks to apply any state takeover statute, the Purchaser will take such action as then appears desirable, which action may include challenging the validity or applicability of any such statute in appropriate court proceedings. If there is a claim that one or more takeover statutes apply to the Offer, and it is not determined by an appropriate court that such statutes do not apply or are invalid as applied to the Offer, the Purchaser might be required to file certain information with, or receive approvals from, the relevant state authorities. This could prevent the Purchaser from purchasing or paying for Units tendered pursuant to the Offer, or cause delay in continuing or consummating the Offer. In such case, the Purchaser may not be obligated to accept for payment or pay for Units tendered.

     Fees and Expenses. Except as set forth in this Section, the Purchaser will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Units pursuant to the Offer. The Purchaser has retained D.F. King & Co., Inc. to act as Information Agent and IBJ Schroder Bank & Trust Company to act as Depositary in connection with the Offer. The Purchaser will pay the Information Agent and the Depositary reasonable and customary compensation for their respective services in connection with the Offer, plus reimbursement of out-of-pocket expenses, and will indemnify the Information Agent and the

Depositary against certain liabilities and expenses in connection therewith, including liabilities under the federal securities laws. The Purchaser will also pay all costs and expenses of printing and mailing the Offer and its legal fees and expenses. The Purchaser will reduce the purchase price of Units by any transfer fees imposed by the Partnership.

     Miscellaneous. The Offer is not made to (nor will tenders be accepted on behalf of) Unitholders residing in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities or other laws of such jurisdiction. However, the Purchaser may, in its discretion, take such action as it deems necessary to make the Offer in any jurisdiction and extend the Offer to Unitholders in such jurisdiction.

     In any jurisdiction where the securities or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of the Purchaser by one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.

     The Purchaser has filed with the Commission a Tender Offer Statement on
Schedule 14D-1 pursuant to Rule 14d-3 under the Exchange Act, furnishing certain additional information with respect to the Offer, and may file amendments thereto. The Schedule 14D-1 and any amendments thereto, including exhibits, may be inspected and copies may be obtained at the same places and in the same manner as set forth under the caption "CERTAIN INFORMATION CONCERNING THE PARTNERSHIP -- GENERAL" (except that they will not be available at the regional offices of the Commission).

     No person has been authorized to give any information or to make any representation on behalf of the Purchaser not contained herein or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

                                          EVEREST REALTY INVESTORS, LLC

November 18, 1996

                                                                      SCHEDULE I

                        DIRECTORS AND EXECUTIVE OFFICERS

     The business address of each executive officer and director of Everest Realty Management, LLC and of Everest Partners, LLC is 3280 E. Foothill Boulevard, #320, Pasadena, California 91107. Each executive officer and director is a United States citizen. The name and principal occupation or employment of each executive officer and director of Everest Realty Management, LLC and of Everest Partners, LLC, are set forth below.

                                             PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
                NAME                         POSITION AND FIVE-YEAR EMPLOYMENT HISTORY
-------------------------------------  ------------------------------------------------------
W. Robert Kohorst....................  President of Everest Realty Management, LLC, and
                                       Everest Partners, LLC from 1996 -- present. President
                                       and Director of Everest Properties, Inc., from
                                       1994 -- present. President and Director of KH
                                       Financial, Inc., from 1991 -- present.
David I. Lesser......................  Executive Vice President and Secretary of Everest
                                       Realty Management, LLC and Everest Partners, LLC from
                                       1996 -- present. Executive Vice President of Everest
                                       Properties, Inc., from 1995 -- present. Principal and
                                       member of Feder, Goodman & Schwartz, Inc. from
                                       1992 -- 1996. Counsel to Howard, Rice, Nemerovski,
                                       Canady, Robertson & Falk from 1990 -- 1992.

     The business address of each executive officer and director of AEW II Corporation is 225 Franklin Street, Boston, Massachusetts 02110-2803. Each executive officer and director is a United States citizen. The name and principal occupation or employment of each executive officer and director of AEW II Corporation are set forth below.

                                             PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
                NAME                         POSITION AND FIVE-YEAR EMPLOYMENT HISTORY
-------------------------------------  ------------------------------------------------------
Joseph F. Azrack.....................  Director and President of AEW II Corporation from
                                       September 30, 1995 to present. President and Chief
                                       Executive Officer of Aldrich Eastman & Waltch, L.P.
                                       since 1991.
J. Grant Monahon.....................  Director and Vice President and Clerk of AEW II
                                       Corporation from September 30, 1995 to present.
                                       General Counsel of Aldrich Eastman & Waltch, L.P.
                                       since 1991.
Thomas H. Nolan, Jr..................  Director and Vice President of AEW II Corporation from
                                       September 30, 1995 to present. Director of Portfolio
                                       Management for Aldrich Eastman & Waltch, L.P., since
                                       1991.

                                   APPENDIX A

     THE FOLLOWING INFORMATION HAS BEEN COPIED FROM THE PARTNERSHIP'S REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 1995.

ITEM 1.  BUSINESS

     The Registrant, Connecticut General Equity Properties - I Limited Partnership (the "Partnership") was formed on November 14, 1983, under the Uniform Limited Partnership Act of the State of Connecticut for the purpose of acquiring, operating, holding for investment and disposing of industrial and office buildings and service center space and, to a lesser extent, residential properties. On January 31, 1984, the Partnership commenced an offering of $50,000,000 (subject to increase up to $65,000,000) of Limited Partnership Interests (the "Units") at $1,000 per Unit, pursuant to a Registration Statement on Form S-11 under the Securities Act of 1933 (Registration No. 2-87976).

     The General Partner of the Partnership is Connecticut General Realty Resources, Inc.-Third (the "General Partner"), which is an indirect wholly owned subsidiary of CIGNA Corporation, a publicly held corporation whose stock is traded on the New York Stock Exchange.

     A total of 39,236.25 Units were sold to the public prior to the offering's termination on December 31, 1985. The holders of 12,314 Units were admitted to the Partnership in 1984; the holders of 23,381.75 Units were admitted in 1985; and on January 2, 1986, the holders of the 3,540.5 remaining Units were admitted to the Partnership. From the 39,236.25 Units sold, the Partnership received net proceeds of $35,602,279. The holders of Units ("Unit Holders" or "Limited Partners") of the Partnership share in the ownership of the Partnership's real property investments according to the number of Units held. Subsequent to admittance to the Partnership, no Unit Holder has made any additional capital contribution. The Partnership is engaged solely in the business of real estate investment. A presentation of information about industry segments is not applicable.

     The Partnership is engaged in passive activities and therefore investors are subject to the applicable provisions of the Internal Revenue Service Code and Regulations. Losses from "passive activities" (which include any rental activity) may only offset income from "passive activities". Investors' passive losses in excess of passive income from all sources are suspended and are carried over to future years when they may be deducted against passive income generated by the Partnership in such year (including gain recognized on the sale of the Partnership's assets) or against passive income derived by investors from other sources. Any suspended losses remaining subsequent to Partnership dissolution may be used by investors to offset ordinary income.

     The Partnership acquired five commercial properties (including one owned through a joint venture) located in Missouri, Arizona, Illinois, Florida and Massachusetts. In order to acquire the properties, the Partnership, which purchased its properties for all cash, invested a total of $30,803,712, paid $2,418,158 in acquisition fees and closing costs, established reserves for improvements of $1,203,321 and established working capital reserves of $1,177,088.

     Pursuant to the Partnership Agreement, the Partnership is required to terminate on or before December 31, 2013. The Partnership anticipated that prior to its termination and dissolution, some or all of the Partnership's properties would be sold, the retention or sale of any property dependent, in part, on the anticipated remaining economic benefits of continued ownership. It was expected that most sales would occur after a period of ownership extending from nine to twelve years after acquisition. The Partnership sold Courtyard Shopping Center, located near Chicago in Villa Park, Illinois, on January 11, 1990. The Partnership sold Westside Industrials located in Phoenix, Arizona as follows: two of the six buildings (42,480 of the 105,560 square feet) on April 15, 1994; one additional building (12,600 square feet) on April 27, 1995; and the remainder of the project on December 26, 1995. Reference is made to Item 7 and
Item 8 for further descriptions of the sales. The General Partner estimates that the sales of the remaining properties and termination of the Partnership may occur in the next four to five years.

     The Partnership has made the real property investments set forth in the following table:

                                                         ACQUISITION
                                           PURCHASE       FEES AND     SIZE(E)   DATE OF              TYPE OF
 NAME, TYPE OF PROPERTY AND LOCATION    PRICE(A)(B)(C)    EXPENSES     SQ. FT.   PURCHASE            OWNERSHIP
--------------------------------------  --------------   -----------   -------   --------   ---------------------------
1.   Woodlands Plaza II...............    $7,902,880      $ 498,052     72,465   10-15-84   100% fee simple interest
     St. Louis, Missouri
2.   Westside Industrials.............    $2,976,000      $ 803,929    105,560   02-01-85   100% fee simple interest
     (formerly Interpark)                                                                   (sold)
     Phoenix, Arizona(e)
3.   Lake Point I, II, III............    $9,603,000      $ 803,929    135,008   07-31-86   100% fee simple interest
     Service Center
     Orlando, Florida
4.   Westford Corporate Center........    $4,321,832      $ 372,000    162,765   09-11-86   26.08% fee simple interest
     Westford, Massachusetts(f)
5.   Courtyard Shopping Center........    $6,000,000      $ 393,911     57,332   05-10-85   100% fee simple interest
     Villa Park, Illinois(g)                                                                (sold)

---------------

(a) The Partnership did not incur any debt in connection with the acquisition of these investment properties.

(b) Excludes all broker fees paid at closing.

(c) This table does not reflect purchase price adjustments resulting from master lease provisions.

(d) Represents net leasable area at acquisition date; net leasable area may change due to expansion or tenant improvements.

(e) The Partnership sold two of the six buildings, representing 42,480 of the 105,560 square feet on April 15, 1994. An additional building, representing 12,600 square feet was sold on April 27, 1995. The remaining three buildings were sold on December 26, 1995.

(f) The Partnership owns a 26.08% interest in the joint venture partnership which owns the Westford Corporate Center. CIGNA Income Realty - I Limited Partnership, an affiliated partnership, is the co-venturer. The information shown represents the Partnership's share of the total investment.

(g) The Partnership sold the Courtyard Shopping Center on January 11, 1990.

     Woodlands Plaza II is located in the West County office market of Greater St. Louis. Overall, the St. Louis economy saw continued growth through 1995, albeit at a slightly slower pace than in 1994. During the year, St. Louis added approximately 34,000 new jobs and unemployment fell to a twenty year low of 4.8%. While the manufacturing sector continued to decline, the service sector, including computer services, health and tourism, grew by approximately 3.3% for the year. The defense industry was also helped by a $1.8 billion contract from the United States Air Force awarded to McDonnell Douglas, the largest defense manufacturer and employer in the state. Office markets throughout the state were strong. The West County suburban office market contains a total of approximately 12 million square feet. The West County market had an average occupancy of 95% during 1995, up slightly from 1994. While the suburban office market is improving, there are still many alternatives for users in the 15,000 square foot range. The vacancies in the market create enough significant competition that the investment requirements for re-leasing space is significant. While West County markets continue to report positive absorption and rental rates are improving, tenant improvements remain high as a result of the competitive choices available. The Woodlands submarket of West County, where Woodlands Plaza II is located, is comprised of nine buildings containing just under 400,000 square feet. Occupancy in 1995 for the Woodlands submarket remained at 82%. Woodlands Plaza II ended the year 75% occupied, down from the 92% at the close of 1994. Average rental rates are estimated to remain level or increase slightly in 1996. Assisted by the expanding market, the supply of Class A office buildings has been all but absorbed and rental rates are on the rise. There is no new construction currently underway, although several developers have announced that they are ready to begin construction on office buildings that have already gone through planning and zoning.

     The Orlando metropolitan area is expected to sustain its steady growth in population and employment through the end of the decade. The two main sectors of growth are the trade and service industries. Lake Point I, II and III is located in the Southern Orlando service center market which contains approximately

3.7 million square feet of service center/warehouse space. Through 1995, new construction levels in the market were negligible and occupancy levels rose from 84% at the close of 1994 to 87% in 1995 with net absorption of approximately 175,000 square feet of space. Lake Point, which has excellent site access and a desirable location close to the airport within the Lee Vista Center, was well ahead of the market at 98%, up significantly from 89% at year end 1994. Rental rates at the property are competitive with the market range of $4.75 to $8.50 per square foot dependent on grade level or dock-high space. Rents at the property range from $5.50 to $7.50 per square foot. Lee Vista Center, a planned business park, is located approximately ten miles southeast of Orlando's central business district and approximately one mile north of the Orlando International Airport. Lake Point, which contains a single story office/industrial space with loading dock areas, is a unique product within the business park and therefore has limited direct competition. The business park contains mostly office buildings but also hotels, a daycare center and restaurants. The Orlando Airport service center market is made up of mostly warehouse or distribution space. In a recovering market, any development within Lee Vista Center is likely to be high-rise office, unlikely competition for Lake Point.

     Westford Corporate Center is located in the Boston submarket known as the Northwest Corridor, between Routes I-128 and I-495. During 1995, metropolitan Boston experienced continued job growth due to the strengthened economy. Out-migration trends have finally reversed and over one-half of the jobs lost during the 1989-1992 recession have been regained. Nearly two-thirds of all new jobs are in the service sector, including computer software, engineering, and research and health care. Overall, manufacturing employment continues to decline, although the computer hardware industry has finally turned around. The market in which Westford competes contains approximately 16.8 million square feet of space with a 19% vacancy rate. Absorption through the end of 1995 totalled approximately 1,177,300 square feet. Westford maintained its 100% occupancy level in 1995. Rents for R&D space held steady during the year in the $5.75 to $7 per square foot range. Rents and occupancy levels in the market will move up slowly as the market works through an estimated 1-2 year supply of available R&D space.

     Approximate occupancy levels for the properties on a quarterly basis are set forth in the table in Item 2.

     The Partnership itself has no employees; however, the unaffiliated property managers engaged by CIGNA Investments, Inc. ("CII", formerly CIGNA Capital Advisers, Inc.) on behalf of the Partnership maintain on-site staff. For a description of asset management services provided by CII and the terms of transactions between the Partnership and affiliates of the General Partner, see
Item 13 and the Notes to Financial Statements.

     The following list details gross revenues from operations for each of the Partnership's investment properties as a percentage of the Partnership's total gross revenues during 1993, 1994 and 1995. Included in this calculation is the Partnership's interest in the gross revenues of the Westford joint venture. In each year, interest income accounted for the balance of gross revenues.

                                                              1993   1994   1995
                                                              -----  -----  -----
1.   Woodlands Plaza II
     Office Building
     St. Louis, MO..........................................    31%    29%    36%
2.   Westside Industrials
     Phoenix, AZ(a).........................................    15%    12%     7%
3.   Lake Point I, II, III
     Service Center
     Orlando, FL............................................    42%    42%    40%
4.   Westford Corporate Center
     Westford, MA...........................................    11%    15%    15%

---------------

(a) The Partnership sold two of the six buildings, representing 42,480 of the 105,560 square feet on April 15, 1994. An additional building, representing 12,600 square feet was sold on April 27, 1995. The remaining three buildings were sold on December 26, 1995.

ITEM 6.  SELECTED FINANCIAL DATA(A)

          CONNECTICUT GENERAL EQUITY PROPERTIES-I LIMITED PARTNERSHIP
                      (A CONNECTICUT LIMITED PARTNERSHIP)

                   DECEMBER 31, 1995, 1994, 1993, 1992, 1991
               (NOT COVERED BY REPORT OF INDEPENDENT ACCOUNTANTS)

                                     1995          1994          1993          1992          1991
                                  -----------   -----------   -----------   -----------   -----------
Total assets(b).................  $15,779,061   $15,886,403   $18,116,233   $18,841,802   $23,231,572
Total income....................    2,761,823     2,338,050     2,600,369     2,649,750     2,736,543
Net income (loss)(c)............    1,173,396      (232,492)      406,434    (2,651,499)      230,926
Net income (loss) per Unit(c)...        29.34         (7.08)        10.26        (66.90)         5.83
Cash distributions to limited
  partners(d)...................    1,250,072     1,890,411     1,174,738     1,727,963     1,040,549
Cash distributions per
  Unit(d).......................        31.86         48.18         29.94         44.04         26.52

---------------

(a) The above selected financial data should be read in conjunction with the financial statements and the related notes appearing herein. Reference is made to Notes to Financial Statements for a description of payments to the State of Connecticut on behalf of limited partners. These payments are charged to limited partner capital accounts and have not been included as part of the above presentation.

(b) Total assets includes Partnership's equity investment in joint venture. See the Notes to Financial Statements for a description of the joint venture.

(c) Included in 1995 is a gain on sale of property of $464,957 ($449,775 to limited partners or $11.46 per unit). Included in 1994 and 1992 are losses due to impairment of assets of $835,000 ($21.07 per Unit) and $2,791,040 ($70.42 per Unit), respectively. Included in 1994 is a gain on sale of property of $245,873 ($195,721 to limited partners or $4.99 per Unit).

(d) Quarterly distributions are paid 45 days following the end of the calendar quarter. Cash distributions to limited partners in 1995 include proceeds from the sale of Building #6 of Westside Industrials. Included in 1994 are the proceeds from the sale of Buildings #1 and #2 of Westside Industrials.

     THE FOLLOWING INFORMATION HAS BEEN EXCERPTED OR DERIVED FROM THE PARTNERSHIP'S REPORT ON FORM 10-Q FOR THE SIX MONTHS ENDED JUNE 30, 1996.

         CONNECTICUT GENERAL EQUITY PROPERTIES - I LIMITED PARTNERSHIP

BALANCE SHEET DATA

                                                                   AS OF                AS OF
                                                                  6/30/96              12/31/95
                                                              ----------------     ----------------
Cash and Equivalents......................................      $    783,227         $  2,052,475
Net Property and Improvements.............................      $ 10,580,091         $ 10,526,960
Equity Investment in Unconsolidated Joint Venture.........      $  2,719,145         $  2,679,392
Other Assets..............................................      $    508,273         $    520,234
Total Assets..............................................      $ 14,590,736         $ 15,779,061
Total Liabilities.........................................      $    446,125         $    309,326
Partner's Capital.........................................      $ 14,144,611         $ 15,469,735

OPERATING DATA

                                                              SIX MONTHS ENDED     SIX MONTHS ENDED
                                                                  6/30/96              6/30/95
                                                              ----------------     ----------------
Base Rental Income........................................      $  1,081,116         $  1,301,413
Other Income..............................................      $    108,935         $    143,321
Net Income................................................      $    324,843         $    506,733
General Partner's Share of Net Income.....................      $      3,248         $     15,643
Limited Partner's per unit data:
Net Income per unit.......................................      $       8.20         $      12.51
Distribution per unit.....................................      $      41.96         $       8.13

     The Letter of Transmittal, and any other required documents should be sent or delivered by each Unitholder or his broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addressees set forth below:

                        The Depositary for the Offer is:

                       IBJ SCHRODER BANK & TRUST COMPANY
                                 (212) 858-2103

                  By Mail:                                  By Hand/Overnight Delivery:
                P.O. Box 84
           Bowling Green Station                                 One State Street
       New York, New York 10274-0084                         New York, New York 10004
 Attn: Reorganization Operations Department      Attn: Securities Processing Window, Subcellar One

     Questions and requests for assistance may be directed to the Information Agent at its address and telephone number listed below. Additional copies of this Offer to Purchase, the Letter of Transmittal, and other tender offer materials may be obtained from the Information Agent as set forth below, and will be furnished promptly at the Purchaser's expense. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

                    The Information Agent for the Offer is:

                             D.F. KING & CO., INC.
                        (800) 431-9629 or (212) 269-5550
                                77 Water Street
                            New York, New York 10005